UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ImClone Systems Incorporated
(Name of Subject Company)

ImClone Systems Incorporated
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share, and Associated Preferred Stock Purchase Rights
(Title of Class of Securities)
45245W109
(CUSIP Number of Class of Securities)

Andrew K. W. Powell, Esq.
Senior Vice President and General Counsel
180 Varick Street
New York, NY 10014
(646) 638-5078
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Joel A. Yunis, Esq.
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022
(212) 940-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
Exhibit 99.A.7

This Amendment No. 3 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2008 (as amended from time to time, the “Schedule 14D-9”) by ImClone Systems Incorporated (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Alaska Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of the Company (collectively, the “Shares”) for $70.00 per Share, net to the holder thereof in cash, without interest thereon (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated October 14, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.
The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings set forth in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 (“Additional Information”) of the Schedule 14D-9 is amended and supplemented by replacing the last sentence of the second paragraph under the heading “Other Foreign Competition Law Filings” on page 29 with the following:
“On Monday, November 17, 2008, the FCO cleared the Offer and the Merger with respect to Parent’s German Notification. Accordingly, the condition to the Offer that any consents or approvals of, or notices to or filings with, any governmental entity that are required to be obtained or made in connection with the transactions contemplated by the Merger Agreement under applicable antitrust, competition or similar laws (other than the HSR Act, for which the waiting period expired on November 3, 2008) shall have been obtained or made, and that any related waiting period shall have lapsed, has been satisfied.”
Item 8 (“Additional Information”) of the Schedule 14D-9 is further amended and supplemented by inserting the following sentence after the last sentence of the paragraph on page 30 under the heading “Legal Proceedings”.
“On October 30, 2008, the Court denied the plaintiffs’ order to show cause to expedite discovery.”
Item 9. Exhibits.
Item 9 (“Exhibits”) of the Schedule 14D-9 is amended and supplemented by adding the following exhibit thereto:
(a)(7) Press Release, dated November 17, 2008, issued by ImClone Systems Incorporated.*

*	Filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 17, 2008

IMCLONE SYSTEMS INCORPORATED
By:	/s/ Andrew K. W. Powell
	Name:	Andrew K. W. Powell
	Title:	Senior Vice President and General Counsel